First Quarter Report to Shareholders 1

For the Quarter Ended March 31, 2004

Financial Highlights

As at and for the three months ended March 31
(Canadian $ in millions except per share amounts, unaudited)	2004	2003	% Change
Net income	$426	$338	26
Less: net income (loss) attributed to participating policyholders	(2)	2	N/A

Net income attributed to shareholders	$428	$336	28
Preferred share dividends	3	—	N/A

Net income available to common shareholders	$425	$336	26

Premiums and deposits:
Life and health insurance premiums	$2,111	$2,012	5
Annuity and pension premiums	422	828	(49)
Segregated fund deposits	5,702	4,481	27
Mutual fund deposits	641	346	85
ASO premium equivalents	258	214	21

Total premiums and deposits*	$9,134	$7,881	16

Funds under management:
General fund	$78,972	$79,087	—
Segregated funds	77,797	56,508	38
Mutual funds	3,654	2,268	61
Other managed funds	4,667	3,714	26

Total funds under management**	$165,090	$141,577	17

Capitalization:
Subordinated debt	$1,128	$1,388	(19)
Non-controlling interest in Manulife Financial Capital Trust	1,000	1,000	—
Trust preferred securities issued by subsidiaries	646	724	(11)
Equity
Participating policyholders’ equity	80	94	(15)
Shareholders’ equity
Preferred shares	344	—	N/A
Common shares	616	597	3
Contributed surplus	19	3	N/A
Retained earnings and currency translation account	8,645	8,025	8

Total capital	$12,478	$11,831	5

Selected key performance measures:
Basic earnings per common share	$0.92	$0.73
Diluted earnings per common share	$0.91	$0.72
Return on common shareholders’ equity (annualized)	19.0%	15.8%
Book value per common share	$20.03	$18.64
Common shares outstanding (in millions)
End of period	463	463
Weighted average – basic	463	463
Weighted average – diluted	467	466

*	On a constant currency basis, total premiums and deposits for the three months ended March 31, 2004 increased by approximately 27%, compared to the same period in 2003.

**	On a constant currency basis, general fund assets and total funds under management as at March 31, 2004 increased by approximately 5% and 25%, respectively, compared to the same period in 2003.

1      MFC 2004 Q1 Report

Message to Shareholders

Manulife Financial reports earnings of $428 million
Earnings per share increase 26 per cent

Manulife Financial Corporation reported shareholders’ net income of $428 million for the quarter, 28 per cent higher than the prior year despite the negative impact of a strengthened Canadian dollar, which reduced earnings by approximately $31 million. Earnings per common share increased by 26 per cent to $0.92 from $0.73 reported in 2003. Return on common shareholders’ equity for the quarter was 19.0 per cent compared to 15.8 per cent in 2003.

The increase in earnings was driven by broad business growth, the favourable impact of improved equity markets, continued strong credit experience, and prudent management of expenses. These positives were partially offset by mixed claims experience.

Total premiums and deposits were $9.1 billion in the first quarter, an increase of 16 per cent over the comparable prior year period. Excluding the impact of a strengthened Canadian dollar, premiums and deposits increased by an estimated 27 per cent in the quarter driven by sales growth in the wealth management operations.

Funds under management were $165.1 billion as at March 31, 2004, up five per cent from the beginning of the year and up 17 per cent compared to a year ago. The positive effects of strong net sales, particularly in the wealth management operations, and exceptional equity markets were partially offset by the year over year appreciation of the Canadian dollar, which reduced funds under management by approximately $10 billion.

The first quarter results built on the strong momentum of 2003, with Manulife Financial continuing to gain market share in many of its businesses. The Company’s reputation for innovative products and superior customer service is well-recognized in the markets in which it operates. Manulife Financial’s merger with John Hancock positions the Company well for continued strong growth in the future.

In the first quarter, Manulife Financial’s revenues, earnings and funds under management all benefited from the improving economies and financial markets. Higher sales volumes and productivity improvements contributed to lower unit costs. Manulife Financial also continued to deliver excellent investment performance.

Operating Highlights

Corporate Developments On February 24, John Hancock shareholders voted overwhelmingly in favour of the company’s merger agreement with Manulife Financial. This transaction closed on April 28, 2004. The combined organization is Canada’s largest public company and largest life insurer (as measured by market capitalization).

Manulife-Sinochem received its second branch license and expects to open for business in Beijing in mid-May. Manulife began operations in Shanghai in 1996 and opened its first branch in Guangzhou in 2002. Today, the Company has nearly 4,000 professionally trained staff and agents serving more than 200,000 customers in China. This is an exciting milestone in Manulife’s quest to expand its presence in the large Chinese life insurance market.

MFC 2004 Q1 Report       2

Business Developments Strong first quarter sales across all core businesses were in part driven by the success of industry-leading products. New products and services introduced this quarter included:

•	Manulife USA’s new Triple Protection rider, for use with its family of variable annuities, combines three popular death benefit features into one, protecting clients assets through both rising and falling markets.

•	Manulife Japan launched Première, the first annuity product offered under its recently announced strategic alliance with The Bank of Tokyo-Mitsubishi. This venture is expected to contribute to significantly higher variable annuity sales in the future.

•	Enhancing its offering to clients seeking guaranteed coverage, Manulife USA introduced the enhanced Manulife Survivorship UL-G, a survivorship universal life insurance product that offers lifetime guaranteed coverage.

•	Manulife Investments began offering a new innovative Market Growth investment option for its Guaranteed Investment Contracts sold through independent financial advisors across Canada.

•	In Vietnam, Savings Care Plan was introduced offering customers life insurance protection combined with the unique advantage of flexible hospital benefits and a number of added benefits including guaranteed cash values.

•	Manulife Indonesia launched its first credit card – Manulife Card – offering customers a convenient, hassle-free way to pay their premiums as well as benefit from features such as a ‘3-in-1’ benefit of life, health and lifestyle privileges.

     Manulife Financial continues to be recognized by its peers and the industry for excellence in delivering quality products and superior customer service:

•	Manulife Asset Management (Hong Kong)’s mutual funds earned five industry accolades for investment performance in the annual Benchmark Fund of the Year Awards and the South China Morning Post Fund Manager of the Year Awards 2003.

•	In recognition of excellence in participant communications, Manulife USA Group Pensions won awards for its 401(k) participant web site and its 401(k) enrollment kit from the League of American Communications Professionals.

•	Manulife-Sinochem became the first-ever insurer and one of the few foreign-invested companies in Shanghai to be honoured as the “Most Trustworthy Company”.

•	Manulife Hong Kong was voted top of the insurance category in the “Yahoo! Emotive Brand Awards 2003-2004”, recognizing the Company’s success in building a meaningful relationship with the public.

/s/ Dominic D’Alessandro
Dominic D’Alessandro
President and Chief Executive Officer

3       MFC 2004 Q1 Report

Key Performance Measures

MFC 2004 Q1 Report      4

Management’s Discussion and Analysis

Net Income

Manulife Financial Corporation reported shareholders’ net income of $428 million for the first quarter ended March 31, 2004, up 28 per cent from $336 million in 2003, despite the impact of a strengthened Canadian dollar, which reduced earnings by approximately $31 million. This increase in earnings reflected business growth across the Company, the impact of significantly improved equity markets and prudent management of expenses, partially offset by less favourable claims results in the Reinsurance Division.

Earnings per Common Share and Return on Common Shareholders’ Equity

The first quarter earnings per common share were $0.92 compared to $0.73 in 2003, up 26 per cent. For the three months ended March 31, 2004, return on common shareholders’ equity was 19.0 per cent compared to 15.8 per cent for the same period in 2003.

Premiums and Deposits

First quarter premiums and deposits were $9.1 billion in 2004, up 16 per cent compared to $7.9 billion in the first quarter of 2003. Premiums and deposits increased by approximately 27 per cent after excluding the impact of a strengthened Canadian dollar. This increase was driven by sales of variable annuity and 401(k) products in the U.S., Individual Wealth Management products in Canada and mutual fund products in Hong Kong, reflecting increased investor confidence in improved equity markets.

Funds under Management

Funds under management increased by 17 per cent to $165.1 billion as at March 31, 2004 compared to $141.6 billion as at March 31, 2003. General fund assets remained relatively unchanged at $79.0 billion as business growth was offset by a $3.9 billion decline due to a strengthened Canadian dollar. Segregated fund assets increased by 38 per cent to $77.8 billion from $56.5 billion as at March 31, 2003. The impact of exceptional North American and Japanese equity markets and strong net sales across the Company over the past 12 months was partially offset by the $5.7 billion reduction caused by a strengthened Canadian dollar.

Capital

Total capital increased to $12.5 billion as at March 31, 2004 compared to $11.8 billion as at March 31, 2003. This increase was primarily the result of net income in the past 12 months and the issuance of $350 million of preferred shares in the second quarter of 2003, partially offset by shareholder dividends and the negative impact of a strengthened Canadian dollar.

Business Combination with John Hancock Financial Services, Inc.

On April 20, 2004, the Company announced that it had received regulatory approval to complete its merger with John Hancock Financial Services, Inc. The merger closed on April 28, 2004.

The completion of this merger made Manulife Financial the largest life insurance company in Canada, the second largest in North America and the fifth largest in the world based on market capitalization as at March 31, 2004.

Results of Operations by Division

U.S. Division

U.S. Division’s 2004 first quarter net income was $133 million, up 25 per cent from $107 million reported in the first quarter of 2003. On a U.S. dollar basis, first quarter earnings increased by 43 per cent over the first quarter of 2003, driven by the

5        MFC 2004 Q1 Report

impact of strong equity markets on wealth management operations, on-going business growth, continued tight management of discretionary expenses, and favourable mortality experience.

Premiums and deposits for the quarter of $5.3 billion were 13 per cent higher than first quarter 2003. On a U.S. dollar basis, the growth rate was 29 per cent reflecting record premiums and deposits in all businesses. Group Pensions’ premiums and deposits increased by 25 per cent due to the impact of strong new business growth and higher recurring deposits. Annuities’ recent launch of new variable annuity riders together with improved investor confidence in equity market performance drove a 36 per cent increase in variable annuity sales. Insurance continued its growth momentum with premiums and deposits increasing by 33 per cent over the first quarter of 2003, primarily due to strong sales of its highly competitive portfolio of universal life products.

As at March 31, 2004, funds under management of $85.0 billion were 21 per cent or $14.7 billion higher than a year ago. On a U.S. dollar basis, funds under management increased by $17.0 billion or 36 per cent as a result of improved equity markets and continued strong net sales.

Canadian Division

Canadian Division first quarter shareholders’ net income increased by 38 per cent to $130 million from $94 million in the first quarter of 2003. The increase in this quarter’s earnings was attributable to growth in the in force block, improving equity markets — including the impact on earnings related to segregated fund products and improved investment performance.

Premiums and deposits for the quarter were $2.2 billion, up 24 per cent over the $1.8 billion in the same quarter last year. All businesses contributed favourably, particularly Individual Wealth Management with growth of 40 per cent over the first quarter of 2003.

Funds under management were $40.8 billion as at March 31, 2004, an increase of $5.5 billion from the same time last year. This increase was driven by improved equity markets, strong net policyholder cash flows from Individual Wealth Management businesses, an increase in Manulife Bank assets and favourable organic growth across the remainder of the Division.

Asian Division

Asian Division shareholders’ net income increased by 27 per cent to $73 million in the first quarter of 2004, up from $58 million in 2003. On a U.S. dollar basis, earnings increased by 45 per cent over the prior year. This increase reflects positive contributions across the Division particularly from the Hong Kong Insurance and Wealth Management businesses as well as the Indonesian mutual fund operation, reflecting business growth and strong equity markets.

Total premiums and deposits were $1.0 billion, an increase of $282 million or 38 per cent from $747 million in 2003. On a U.S. dollar basis the growth rate was 58 per cent, primarily attributable to increased mutual fund deposits in Hong Kong, as a result of solid returns in Hong Kong’s China Value and Emerging Eastern European funds.

Funds under management increased by 28 per cent to $14.0 billion as at March 31, 2004 from $11.0 billion in 2003. On a U.S. dollar basis, funds under management increased by 43 per cent. This increase was due to growth in the Insurance and Mandatory Provident Fund businesses, higher retail and institutional mutual fund sales, and the impact of strong equity markets.

Japan Division

Japan Division’s net income increased by 68 per cent to $42 million in the first quarter of 2004, up from $25 million in the first quarter of 2003. The increase in earnings was driven by improved lapse experience, higher sales of medical riders, lower expenses generated by field office restructuring initiatives implemented in the first quarter of 2003, and favourable investment experience primarily due to improved equity markets.

MFC 2004 Q1 Report       6

Premiums and deposits decreased by 10 per cent in the first quarter to $418 million compared to the same quarter of 2003. Growth in variable annuity premiums, generated through the bank distribution channel and Nikko Cordial Securities, and an increase in universal life premiums, reflecting a twelve per cent growth in the number of sales agents, was more than offset by the discontinuance of traditional individual insurance and investment product sales and lower renewal premiums from policies acquired from Daihyaku.

Funds under management decreased by $0.8 billion to $11.7 billion as at March 31, 2004 compared to $12.5 billion as at March 31, 2003. Growth in universal life and variable annuity net policyholder cash flows were more than offset by a decline in the block of policies acquired from Daihyaku.

Reinsurance Division

Reinsurance Division reported net income of $37 million in the first quarter of 2004, a decrease of 36 per cent from the $57 million reported in the first quarter of 2003. On a U.S. dollar basis, earnings for the quarter decreased by 27 per cent from the prior year. The reduction in earnings reflects strain from higher Life Reinsurance new business volumes and weak claims experience in Life Reinsurance during 2004 compared to the very good results of a year ago, partially offset by the impact of stronger equity markets in 2004.

Premiums of $162 million were $21 million or 12 per cent lower than in the first quarter of 2003. On a U.S. dollar basis premiums remained relatively unchanged at $123 million as increases in Life Reinsurance premiums were mostly offset by a decline in Property and Casualty Reinsurance premiums.

A review of the Accident Reinsurance line indicated that it lacked scale and had relatively unattractive risk return attributes. As a result, the line was closed to new business in the first quarter of 2004.

Risk Management

The Company’s risk management practices and key risk factors are outlined on pages 25 to 33 of the 2003 Annual Report. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at March 31, 2004, the Company’s contractual obligations and commitments are as follows:

Payments due by period		Less than	1-3	4-5	After
(Canadian $ in millions)	Total	1 year	years	years	5 years
Debt	$1,128	$—	$328	$—	$800
Capital Trust Securities	1,645	—	—	—	1,645
Purchase obligations	819	124	334	281	80
Operating leases	144	38	73	29	4
Other	79	3	8	35	33

Total contractual obligations	$3,815	$165	$743	$345	$2,562

In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at March 31, 2004, there were $596 million of investment commitments, of which $529 million matures within one year and $67 million matures within one to three years.

7       MFC 2004 Q1 Report

Quarterly Dividend

On February 5, 2004, the Board of Directors declared a quarterly shareholders’ dividend of $0.21 per share on common shares and a preferred share dividend of $0.25625 per share on the Non-cumulative Class A Shares Series 1 of the Company. The dividends were paid on March 19, 2004 to shareholders of record at the close of business on February 17, 2004.

Outstanding Shares

As at May 6, 2004, the Company had 810 million shares outstanding.

Accounting Policies

The Company’s significant accounting policies are described in Note 1 of the consolidated financial statements on pages 42 to 45 of the 2003 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes relate to the provisioning of asset impairment and the determination of actuarial liabilities as described on page 34 of the 2003 Annual Report.

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives have been accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional gain of $6 at January 1, 2004 has been deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact the consolidated financial statements.

The Management Discussion and Analysis (MD&A) should be read in conjunction with the unaudited financial statements of Manulife Financial Corporation (Manulife) as at and for the three months ended March 31, 2004 and 2003 and the audited consolidated financial statements and MD&A contained in Manulife’s 2003 Annual Report. The MD&A is dated May 6, 2004.

Forward-Looking Statements

The MD&A includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

MFC 2004 Q1 Report       8

Consolidated Statements of Operations

For the three months ended March 31
(Canadian $ in millions except per share amounts, unaudited)	2004	2003
Revenue
Premium income	$2,533	$2,840
Investment income	1,198	1,085
Other revenue	451	361

Total revenue	$4,182	$4,286

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$756	$781
Maturity and surrender benefits	857	913
Annuity payments	312	317
Policyholder dividends and experience rating refunds	192	212
Net transfers to segregated funds	229	101
Change in actuarial liabilities	128	479
General expenses	657	634
Commissions	375	308
Interest expense	66	62
Premium taxes	33	29
Non-controlling interest in subsidiaries	20	19
Trust preferred securities issued by subsidiaries	14	16

Total policy benefits and expenses	$3,639	$3,871

Income before income taxes	$543	$415
Income taxes	(117)	(77)

Net income	$426	$338

Net income (loss) attributed to participating policyholders	$(2)	$2

Net income attributed to shareholders	$428	$336
Preferred share dividends	3	—

Net income available to common shareholders	$425	$336

Weighted average number of common shares outstanding (in millions)	463	463
Weighted average number of diluted common shares outstanding (in millions)	467	466
Basic earnings per common share	$0.92	$0.73
Diluted earnings per common share	$0.91	$0.72

The accompanying notes are an integral part of these interim consolidated financial statements.

9      MFC 2004 Q1 Report

Consolidated Balance Sheets

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2004	2003	2003
Assets
Invested assets
Bonds	$42,630	$42,216	$44,584
Mortgages	10,688	10,401	9,396
Stocks	5,658	5,866	6,940
Real estate	4,063	3,962	3,807
Policy loans	4,528	4,348	4,773
Cash and short-term investments	6,424	5,877	5,112
Manulife Bank loans	1,150	934	659
Other investments	845	861	539

Total invested assets	$75,986	$74,465	$75,810

Other assets
Accrued investment income	$891	$914	$925
Outstanding premiums	388	490	487
Future income tax asset	—	—	66
Goodwill	609	589	597
Miscellaneous	1,098	1,058	1,202

Total other assets	$2,986	$3,051	$3,277

Total assets	$78,972	$77,516	$79,087

Segregated funds net assets	$77,797	$71,464	$56,508

Liabilities and Equity
Actuarial liabilities	$52,424	$51,647	$54,335
Benefits payable and provision for unreported claims	1,734	2,083	2,511
Policyholder amounts on deposit	2,535	2,499	2,677
Deferred realized net gains	3,553	3,343	3,364
Manulife Bank deposits	2,776	2,550	1,766
Future income tax liability	253	170	—
Other liabilities	3,179	3,156	2,546

	$66,454	$65,448	$67,199
Subordinated debt	1,128	1,123	1,388
Non-controlling interest in subsidiaries	1,040	1,037	1,057
Trust preferred securities issued by subsidiaries	646	650	724
Equity
Participating policyholders’ equity	80	82	94
Shareholders’ equity
Preferred shares	344	344	—
Common shares (note 5)	616	599	597
Contributed surplus	19	14	3
Retained earnings and currency translation account	8,645	8,219	8,025

Total equity	$9,704	$9,258	$8,719

Total liabilities and equity	$78,972	$77,516	$79,087

Segregated funds net liabilities	$77,797	$71,464	$56,508

The accompanying notes are an integral part of these interim consolidated financial statements.

/s/ Dominic D’Alessandro	/s/ Arthur R. Sawchuk

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors

MFC 2004 Q1 Report      10

Consolidated Statements of Equity

For the three months ended March 31	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2004	2003
Preferred shares
Balance, January 1 and March 31	$—	$344	$344	$—

Common shares
Balance, January 1	$—	$599	$599	$596
Issued on exercise of options	—	17	17	1

Balance, March 31	$—	$616	$616	$597

Contributed surplus
Balance, January 1	$—	$14	$14	$—
Stock-based compensation expense (note 3)	—	5	5	3

Balance, March 31	$—	$19	$19	$3

Retained earnings
Balance, January 1	$82	$8,892	$8,974	$7,815
Net income	(2)	428	426	338
Preferred share dividends	—	(3)	(3)	—
Common share dividends	—	(97)	(97)	(83)

Balance, March 31	$80	$9,220	$9,300	$8,070

Currency translation account
Balance, January 1	$—	$(673)	$(673)	$337
Change during the period	—	98	98	(288)

Balance, March 31	$—	$(575)	$(575)	$49

Total retained earnings and currency translation account	$80	$8,645	$8,725	$8,119

Total equity	$80	$9,624	$9,704	$8,719

The accompanying notes are an integral part of these interim consolidated financial statements.

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Consolidated Statements of Cash Flows

For the three months ended March 31
(Canadian $ in millions, unaudited)	2004	2003
Operating activities
Operating cash inflows
Premiums and annuity considerations	$2,641	$2,882
Investment income received	1,054	1,042
Other revenue	451	361

Total operating cash inflows	$4,146	$4,285

Operating cash outflows
Benefit payments	$2,306	$2,036
Insurance expenses and taxes	1,280	1,114
Policyholder dividends and experience rating refunds	192	212
Net transfers to segregated funds	229	101
Change in other assets and liabilities	297	(114)

Total operating cash outflows	$4,304	$3,349

Cash provided by (used in) operating activities	$(158)	$936

Investing activities
Purchases and mortgage advances	$(9,250)	$(11,394)
Disposals and repayments	9,449	10,178

Cash provided by (used in) investing activities	$199	$(1,216)

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$207	$224
Sale of preferred shares of a subsidiary	62	—
Manulife Bank deposits, net	226	329
Preferred share dividends	(3)	—
Common share dividends	(97)	(83)
Borrowed (repaid) funds, net	4	(1)
Common shares issued on exercise of options	17	1

Cash provided by financing activities	$416	$470

Cash and short-term investments
Increase during the period	$457	$190
Currency impact on cash and short-term investments	50	(249)
Balance, January 1	5,554	4,908

Balance, March 31	$6,061	$4,849

Composition of cash and short-term investments
Beginning of period
Gross cash and short-term investments	$5,877	$5,143
Net payments in transit, included in other liabilities	(323)	(235)

Net cash and short-term investments, January 1	$5,554	$4,908

End of period
Gross cash and short-term investments	$6,424	$5,112
Net payments in transit, included in other liabilities	(363)	(263)

Net cash and short-term investments, March 31	$6,061	$4,849

The accompanying notes are an integral part of these interim consolidated financial statements.

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Segregated Funds Consolidated Statements of Net Assets

As at	March 31	December 31	March 31
(Canadian $ in millions, unaudited)	2004	2003	2003
Investments, at market values
Bonds	$5,362	$5,157	$3,968
Stocks	69,475	63,213	48,473
Cash and short-term investments	2,882	3,005	4,074
Accrued investment income	15	15	11
Other assets (liabilities), net	63	74	(18)

Total segregated funds net assets	$77,797	$71,464	$56,508

Composition of segregated funds net assets:
Held by policyholders	$77,500	$71,173	$56,132
Held by the Company	297	291	376

Total segregated funds net assets	$77,797	$71,464	$56,508

Segregated Funds Consolidated Statements of Changes in Net Assets

For the three months ended March 31
(Canadian $ in millions, unaudited)	2004	2003
Additions
Deposits from policyholders	$5,702	$4,507
Net realized and unrealized investment gains (losses)	1,905	(1,683)
Interest and dividends	276	259
Net transfers from general fund	229	101
Currency revaluation	846	(3,525)

Total additions (reductions)	$8,958	$(341)

Deductions
Payments to policyholders	$2,373	$1,776
Management and administrative fees	252	206

Total deductions	$2,625	$1,982

Net addition (reduction) to segregated funds for the period	$6,333	$(2,323)
Segregated funds net assets, January 1	71,464	58,831

Segregated funds net assets, March 31	$77,797	$56,508

The accompanying notes are an integral part of these interim consolidated financial statements.

13       MFC 2004 Q1 Report

Notes to the Summary Consolidated Financial Statements

(Canadian $ in millions, unaudited)

Note 1 ☐ Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

These summary consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim summary Consolidated Financial Statements are consistent with those found in the 2003 Annual Report and should be read in conjunction with the 2003 Annual Report.

Note 2 ☐ Change in Accounting Policy

Effective January 1, 2004, the Company (MFC and its subsidiaries) adopted the Canadian Institute of Chartered Accountants Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives have been accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional gain of $6 at January 1, 2004 has been deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact the consolidated financial statements.

Note 3 ☐ Stock-Based Compensation

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense of $5 during the first quarter of 2004 (2003 - $3) with an offsetting increase to contributed surplus. Compensation expense related to restricted share units was $9 for the quarter ended March 31, 2004 (2003 - $1).

As at March 31, 2004, there were 15 million outstanding stock options and deferred share units (2003 – 14 million).

Note 4 ☐ Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada, Asia and Japan. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to general fund assets, segregated fund assets and mutual funds and, in Canada and Asia, to institutional customers.

The Company’s business segments include the U.S., Canadian, Asian, Japan and Reinsurance Divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

MFC 2004 Q1 Report       14

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

By segment	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
For the three months ended March 31, 2004	Division	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$596	$690	$380	$283	$162	$—	$2,111
Annuities and pensions	233	165	24	—	—	—	422

Total premium income	$829	$855	$404	$283	$162	$—	$2,533
Investment income	425	495	93	53	47	85	1,198
Other revenue	296	90	44	2	7	12	451

Total revenue	$1,550	$1,440	$541	$338	$216	$97	$4,182

Interest expense	$3	$27	$10	$1	$1	$24	$66

Income before income taxes	$193	$169	$79	$49	$44	$9	$543
Income taxes	(60)	(39)	(8)	(7)	(7)	4	(117)

Net income	$133	$130	$71	$42	$37	$13	$426

Segregated fund deposits	$4,478	$782	$307	$135	$—	$—	$5,702

As at March 31, 2004

Actuarial liabilities	$19,615	$19,227	$4,371	$7,828	$872	$511	$52,424

Funds under management
General fund	$23,639	$27,488	$6,529	$10,413	$2,984	$7,919	$78,972
Segregated funds	61,320	11,437	3,757	1,283	—	—	77,797
Mutual funds	—	1,902	1,752	—	—	—	3,654
Other managed funds	—	—	1,991	—	—	2,676	4,667

By geographic location For the three months ended March 31, 2004	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$689	$708	$663	$51	$2,111
Annuities and pensions	233	165	24	—	422

Total premium income	$922	$873	$687	$51	$2,533
Investment income	453	591	146	8	1,198
Other revenue	296	100	48	7	451

Total revenue	$1,671	$1,564	$881	$66	$4,182

15       MFC 2004 Q1 Report

By segment	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
For the three months ended March 31, 2003	Division	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$502	$624	$361	$342	$183	$—	$2,012
Annuities and pensions	549	255	24	—	—	—	828

Total premium income	$1,051	$879	$385	$342	$183	$—	$2,840
Investment income	449	403	76	33	60	64	1,085
Other revenue	243	67	29	5	11	6	361

Total revenue	$1,743	$1,349	$490	$380	$254	$70	$4,286

Interest expense	$4	$18	$12	$1	$1	$26	$62

Income (loss) before income taxes	$143	$119	$64	$31	$72	$(14)	$415
Income taxes	(36)	(25)	(4)	(6)	(15)	9	(77)

Net income (loss)	$107	$94	$60	$25	$57	$(5)	$338

Segregated fund deposits	$3,648	$466	$243	$150	$—	$—	$4,507

As at March 31, 2003

Actuarial liabilities	$21,611	$18,365	$4,084	$8,821	$916	$538	$54,335

Funds under management
General fund	$25,154	$25,613	$6,128	$11,806	$3,923	$6,463	$79,087
Segregated funds	45,110	8,305	2,426	667	—	—	56,508
Mutual funds	—	1,352	916	—	—	—	2,268
Other managed funds	—	—	1,497	—	—	2,217	3,714

By geographic location
For the three months ended March 31, 2003	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$601	$635	$703	$73	$2,012
Annuities and pensions	549	255	24	—	828

Total premium income	$1,150	$890	$727	$73	$2,840
Investment income	484	479	110	12	1,085
Other revenue	245	68	36	12	361

Total revenue	$1,879	$1,437	$873	$97	$4,286

Note 5 ☐ Subsequent Events

a)	On April 28, 2004, MFC acquired all of the outstanding common shares of John Hancock Financial Services, Inc. (“JHF”) not already beneficially owned by MFC and replaced JHF’s existing stock options with MFC stock options. Each JHF common share was exchanged for 1.1853 MFC common shares at an ascribed price of U.S. $29.27 per share based on the volume weighted average closing stock price of MFC common shares for the period consisting of two business days prior to and after the merger announcement on September 28, 2003. Immediately after closing, MFC had 806 million common shares issued and outstanding.

MFC 2004 Q1 Report       16

b)	On April 1, 2004, MFC received acceptance from the Toronto Stock Exchange (the “Exchange”) of the Company’s amendment to the terms of its existing normal course issuer bid. MFC may repurchase up to 79 million of its common shares, representing approximately 9.8% of common shares outstanding following the merger with JHF. In addition, pursuant to a waiver granted to the Company by the Exchange, MFC may repurchase the full amount of common shares under the bid without regard to the usual limit of two per cent of the outstanding common shares in any 30-day period. This amendment to the normal course issuer bid became effective on April 20, 2004 and will expire on November 3, 2004. Transactions will be executed on the Exchange at prevailing market prices in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

Note 6 ☐ Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

17       MFC 2004 Q1 Report

Statistical Summary
 (Canadian $ in millions unless otherwise stated and per share amounts, unaudited)

	2004				2003
	Q1	Q4	Q3	Q2	Q1
Net income	$426	$416	$395	$387	$338
Less: net income (loss) attributed to participating policyholders	(2)	(12)	(1)	1	2

Net income attributed to shareholders	$428	$428	$396	$386	$336
Preferred share dividends	3	3	4	—	—

Net income available to common shareholders	$425	$425	$392	$386	$336

Premiums and deposits:
Life and health insurance premiums	$2,111	$2,204	$2,003	$2,021	$2,012
Annuity and pension premiums	422	439	456	577	828
Segregated fund deposits	5,702	4,778	4,232	4,196	4,481
Mutual fund deposits	641	422	502	306	346
ASO premium equivalents	258	229	218	222	214

Total premiums and deposits	$9,134	$8,072	$7,411	$7,322	$7,881

Funds under management:
General fund	$78,972	$77,516	$78,411	$76,886	$79,087
Segregated funds	77,797	71,464	65,385	60,966	56,508
Mutual funds	3,654	3,360	3,016	2,543	2,268
Other managed funds	4,667	4,335	4,028	3,916	3,714

Total funds under management	$165,090	$156,675	$150,840	$144,311	$141,577

Capitalization:
Subordinated debt	$1,128	$1,123	$1,351	$1,352	$1,388
Non-controlling interest in Manulife Financial Capital Trust	1,000	1,000	1,000	1,000	1,000
Trust preferred securities issued by subsidiaries	646	650	665	681	724
Equity
Participating policyholders’ equity	80	82	94	95	94
Shareholders’ equity
Preferred shares	344	344	344	344	—
Common shares	616	599	599	598	597
Contributed surplus	19	14	11	7	3
Retained earnings and currency translation account	8,645	8,219	8,235	7,942	8,025

Total capital	$12,478	$12,031	$12,299	$12,019	$11,831

Selected key performance measures:
Basic earnings per common share	$0.92	$0.92	$0.85	$0.83	$0.73
Diluted earnings per common share	$0.91	$0.91	$0.84	$0.83	$0.72
Return on common shareholders’ equity (annualized)	19.0%	19.1%	17.9%	18.0%	15.8%
Book value per common share	$20.03	$19.09	$19.11	$18.47	$18.64
Market value to book value ratio	2.42	2.19	2.04	2.07	1.89
Market capitalization ($ billions)	22.5	19.4	18.1	17.7	16.3
Common shares outstanding (in millions)
End of period	463	463	463	463	463
Weighted average – basic	463	463	463	463	463
Weighted average – diluted	467	466	466	466	466

MFC 2004 Q1 Report       18

Shareholder Information

Manulife Financial Corporation Head Office
 200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926-3000
Fax: (416) 926-5454
Web site: www.manulife.com

Investor Relations
Manulife Financial Corporation
Investor Relations Department
200 Bloor Street East
North Tower, 7th Floor
Toronto, ON Canada M4W 1E5
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

Transfer Agent And Registrar

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Winnipeg, Vancouver and Calgary.

Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420,
South Hackensack, NJ
07606-3420 U.S.A.
Tel: 1-800-783-9768
e-mail: inquiries@cibcmellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong Investor Services Limited
Shops 1712 – 1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: 852-2862-8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2691

Auditors
Ernst & Young LLP
Chartered Accountants
Toronto, Canada

MFC Report to Shareholders

This Report to Shareholders is also available online at www.manulife.com

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.

As at March 31, 2004, Manulife Financial had capital of Cdn $12.5 billion, including Cdn $9.3 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at March 31, 2004, there were 463 million common shares outstanding.

	Toronto	New York	Hong Kong	Philippines
Jan 1 – Mar 31, 2004	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$49.10	37.45	292	2,070
Low	$41.71	32.41	254	1,750
Close	$48.56	37.15	288	2,060
Average Daily Volume (000)	1,611	586	45	1

19       MFC 2004 Q1 Report

www.manulife.com

Manulife Financial Corporation
Head Office	Investor Relations
200 Bloor Street East	Tel: 1-800-795-9767
Toronto, ON, Canada M4W 1E5	Fax: (416) 926-3503
Tel: (416) 926-3000	E-mail: investor_relations@manulife.com
Fax: (416) 926-5454

The following Manulife Financial documents are available online at www.manulife.com

•	Annual Report

•	Quarterly Shareholder Reports

•	Proxy Circular

•	Public Accountability Statement

•	Corporate Governance Material

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

Consent to receive documents electronically

To receive documents electronically when they are Please Print available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

Please Print

Shareholder Name

Contact Phone Number

Shareholder E-mail Address

Shareholder signature                                                                                    Date

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:

•	Annual Reports

•	Notice of Shareholder Meetings

•	Shareholder Reports

•	Proxy related info

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

You can change or revoke this consent or request a paper copy of the documents at any time by notifying Manulife’s transfer agent at the locations shown on page 19.

YOU CAN REGISTER FOR THIS SERVICES ONLINE AT www.cibcmellon.com OR COMPLETE THE FORM ON THE REVERSE AND RETURN BY MAIL TO OUR TRANSFER AGENT (LISTED ON PAGE 19).